UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 7, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

Pursuant to the agreement disclosed to the markets on February 16 2007, BBVA announces that it has completed today its acquisition of Compass Bancshares
Inc., a USA banking group quoted on Nasdaq and active in Alabama, Texas,
Florida, Arizona, Colorado and New México. BBVA and Compass have previously obtained all approvals and authorizations  necessary to complete the acquisition.

The consideration to be paid to former Compass stockholders for the acquisition will be approximately $9,115 million, which BBVA will pay partially in cash
($4,612 million) and partially with the issuance of 196,000,000 shares, which represent 5.5% of the current share capital of BBVA. This capital increase is foreseen to take place on Monday September 10, at an issuance rate of €16.77 share, the closing market price of the BBVA’s shares at September 6, 2007, in accordance with the resolutions adopted by the BBVA’s general shareholders’
meeting dated 21 June 2007.

As soon as possible, once the above mentioned share capital increase is completed, BBVA will ask for the listing of the new issued shares.

A press release related to the transaction, which will be disclosed to the media, is attached to this letter.

Madrid, September 07, 2007

        P R E S S    R E L E A S E

BBVA successfully completed the acquisition of Compass
and will now rank among the
top 20 banks in the US

Ø The Group has undertaken the biggest transaction in its history to become a leader in the Sunbelt region in the U.S., as well as boasting a prominent position in Texas, Alabama, Arizona and New Mexico

Ø As a result of the share and cash structure of the transaction and the trend of the euro/dollar exchange rate, the aggregate consideration to be paid by in the transaction amounts  9.1 billion dollars (6.7 billion euros)

Ø Compass is one of the leading banks in Sun Belt region and provides a broad array of products and services through three primary lines of business –
Corporate Banking, Retail Banking and Wealth Management – while maintaining an excellent credit quality track record

Ø BBVA has invested a total 12.6 billion dollars (9.2 billion euros) in just two-and-a-half years to build a leading franchise in the US

Today, ahead of initial expectations BBVA completed the acquisition of U.S.
bank, Compass Bancshares, a transaction in which it has invested 6.7 billion euros (9.1 billion dollars).  This transaction represents the largest that the Group has made so far and strengthens BBVA USA’s footprint in the
United States market, where it is ranked among the top 20 banks in the country, and it is a regional leader in the markets of Texas, Alabama, Arizona and New
Mexico. BBVA has invested approximately 12.6 billion dollars (9.2 billion in the United States in the past two-and-a-half years.

BBVA today announced the closing of the Compass Bancshares acquisition, which represents a decisive step forward in its growth strategy in the US and its of becoming a financial services company with a more global reach. As of today,
BBVA owns 100% of Compass Bancshares after having invested 6.7 billion euros
(9.1 billion dollars). This is the largest investment that the Group has made its history.

BBVA completed the Compass acquisition earlier than initially expected –the quarter of the year- and in seven months. In this short period of time, the
Group received all of the necessary regulatory and corporate approvals required to successfully complete this transaction.

On June 21st BBVA’s Extraordinary Shareholders' Meeting approved the capital increase necessary to finance part of the acquisition. On August 8th, Compass shareholders voted in favor of the acquisition, with a majority of 97% of the shares present and represented at the meeting. Likewise, with regard to the authorizations from regulatory authorities, the US Federal Reserve approved the transaction on May 31st and the Bank of Spain followed suit on June 29th.

On September 10, 2007, BBVA will record a capital increase deed necessary to issue BBVA shares payable in the transaction.

The legal structure used in the transaction results in BBVA owning 100% of the shares of Compass, without any remaining minority shareholders.

Regional Leader

Compass is one of the leading banks in the Sunbelt region of the US that stretches from California to Florida, one of the most attractive and dynamic areas in the US due to its economic and demographic growth. The Group has defined it as a strategic area for its expansion plans. Compass’ business activities, similar to BBVA’s, are focused on commercial and retail banking and wealth management.  In addition, the bank has a high credit quality portfolio and is not involved in the subprime business.

The new bank that is now part of the BBVA Group has assets of 34.9 billion dollars, 25.5 billion dollars in loans and 23.7 billion in deposits (figures as of 06-30-07). Its headquarters are in Birmingham, Alabama.  Compass operates branches in six states including 164 in Texas, 89 in Alabama, 75 in Arizona, 44 in Florida, 33 in Colorado and 10 in New Mexico.

BBVA, positioned among the top 20 in the US in just two-and-a-half years

The acquisition of Compass is BBVA’s fifth purchase in the last two-and-a-half years in the US, representing with an overall investment of 12.6 billion
(approximately 9.2 billion euros). The Group initiated its growth strategy in
2004 when it announced the acquisition of Valley Bank in California to develop basic banking services and remittances. In 2005 and 2006, BBVA purchased Laredo
National, Texas Regional and State National, banks operating in Texas and New
Mexico, in order to capitalize on business opportunities in the commercial and retail banking segments.

Following the latest acquisition, BBVA USA will rank among the top 20 banks in the US, with a franchise comprising 622 branches, assets amounting to 47 dollars, 32 billion in loans and 33 billion in deposits. BBVA USA has become a regional leader in the states of Texas, Alabama, Arizona and New Mexico, and it has a prominent position in Florida and Colorado, covering a potential market
100 million inhabitants.

About BBVA
BBVA is a financial group with more than $620 billion in total assets, 42 million clients, 7,500 branches and approximately 101,000 employees in more
30 countries. The BBVA Group maintains a leadership position in Spain, Mexico,
Latin America and has started a growth and diversification strategy in the U.S.
and Asia.
As of September 6, it has a market capitalization of $ 81.6 billion (Euro 59.6 billion) and it is listed in Madrid stock exchange, London exchange and NYSE, among others.

Forward-Looking Statements
 This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation
Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,”
and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc.
(“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties.
number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission
(“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.
Readers are referred to BBVA’s and Compass’s most recent reports filed with the
SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
 This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on
Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the
BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The
Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION
STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE
PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT
PROPOSED TRANSACTION.  Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at
www.sec.gov, from BBVA’s Investor Relations department or from Compass’s
Investor Relations department.  BBVA has also filed certain documents with the
Spanish Comisión Nacional del Mercado de Valores in connection with its June
2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction
 BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F/A, which was filed with the SEC on June 28, 2007, and information regarding Compass’s directors and executive officers is available
Compass’s proxy statement for its 2006 annual meeting of shareholders, which filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration
Statement and in the definitive proxy statement/prospectus for the proposed transaction and the other relevant documents filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 09/07/2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA